BIG CAT MINING CORPORATION
                                    Suite 810
                               1708 Dolphin Avenue
                                  Kelowna, B.C.
                                     V1Y 9S4




                                                                   March 1, 2006

U.S. Securities and Exchange Commission
100 F Street N.E., Mail Stop 7010
Washington, D.C.  20549

Attention:  Ms. Angela J. Halac, Staff Accountant
            Mr. Kevin Stertzel
            Division of Corporation Finance

Dear Ms. Halac and Mr. Stertzel:

            Re:  Big Cat Mining Corporation
                 Form 10-KSB for Fiscal Year Ended April 30,2005
                 Filed July 29,2005
                 Form 10-Q for Fiscal Quarter Ended October 31, 2005 Filed December 13, 2005
                 File No. 0-49870

     Further to your comment letter dated January 12, 2006, the undersigned, on behalf of the Company, hereby acknowledges that:

     1. the Company is responsible for the adequacy and accuracy of the disclosure in all of its filings with the Securities and Exchange Commission;

     2. staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

     3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                          Yours truly,

                                          Big Cat Mining Corporation


                                          Per:  /s/Timothy Barritt
                                                -------------------------------
                                                Timothy Barritt,
                                                President, C.E.O. and Director